Filed by Revolution Acceleration Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

Berkshire Grey Secures $23+ Million Order For Grocery Picking Robots

Online Same Day Grocery Orders Filled Robotically

BEDFORD, Mass., July 12, 2021 – Berkshire Grey, Inc., the leader in AI-enabled robotic solutions that automate supply chain processes, secured a $23+ million multi-phase order with a global retailer for online same day grocery fulfillment. The Berkshire Grey Intelligent Enterprise Robotics (IER) solutions robotically pick grocery items from inventory and pack the items into customer bags to fill orders that are placed online and via mobile apps. Berkshire Grey’s robotic solutions can operate back-of-store, putting the operation close to current shoppers for rapid pickup and delivery, and in larger dedicated fulfillment and distribution centers. Berkshire Grey solutions support order-online-pickup-at-store, order-online-be-delivered-to-by-store, and similar models which are important high growth models in the grocery and convenience segments.

According to the U.S.D.A., consumers in the U.S. spend around $1.7 trillion annually on food and groceries, and nearly 52% of the U.S. population are expected to be digital grocery buyers by 2022, according to Insider Intelligence. Robotically filling these online and mobile app orders is an important enabler for grocers. Retailers must both continue their brick-and-mortar operations plus service and support rapid fulfillment of these online orders. With Berkshire Grey’s IER solutions, robots can pick individual grocery items from inventory, pack grocery bags with items, and move and organize inventory as well as move and organize filled orders. The automation allows businesses to operate 24/7 to support their customer’s evolving buying habits and transform operations in distribution centers, back-of-store, and stand-alone micro-fulfillment facilities. Back-of-store automation also enables store employees to continue to provide high-quality service to traditional store customers even while the store supports the new online order streams. This is particularly important in the wake of the pandemic which accelerated the growth of ecommerce for the grocery industry.

“The grocery industry is challenged to rethink the future of their supply chains to better meet customer needs, especially as digital grocery buying becomes more habitual than trial,” says Kevin Prouty, VP IDC. Prouty added, “Grocery, convenience, and food distribution companies must increase operational agility needed to meet continuously changing end customers’ needs. By implementing robotic automation into their operations, companies can get a leg up against their competitors. Companies like Berkshire Grey can potentially transform the retail supply chain to meet the increasing pressure to better align operations with customer demands.”

“Ordering groceries online became a habit for many during COVID-19. Driven by this and the convenience of online ordering, our customers need rapid fulfillment of online orders done in an efficient way to meet a range of consumer demands – at the same time our customers need to ensure that the right goods are always on the right shelves at the right times in the store,” says Pete Allen, General Manager of Grocery and Convenience at Berkshire Grey. “Berkshire Grey’s IER grocery picking solutions provide the grocery industry with the speed and scalability that customers demand while positioning grocers to boost margins and capitalize on the continued changes in the market.”

Berkshire Grey solutions enable grocers to expand their capabilities and align with today’s consumer expectations, contributing to topline growth and operational efficiencies. The solutions support same day back-of-store fulfillment for brick-and-mortar retail locations, distribution center fulfillment for both individual consumer orders and for store replenishment, and support micro and nano-fulfillment center operations typically found in urban locations. The systems handle a broad range of items and can support conventional grocery items such as produce and cereal as well as convenience items like snacks, soda, and toiletries. Berkshire Grey offers a variety of purchase options for its solutions, including a Robots-as-a-Service (RaaS) option. The RaaS option allows customers to implement Berkshire Grey’s transformative technology without large, up-front capital expenditures typically required under conventional purchase models.

On February 24, 2021, Berkshire Grey entered into a definitive agreement with Revolution Acceleration Acquisition Corp (Nasdaq: RAAC) that is expected to result in Berkshire Grey becoming a publicly listed company early in the third quarter of 2021, subject to the satisfaction of customary closing conditions, including approval by the stockholders of Revolution Acceleration Acquisition Corp.

About Berkshire Grey

Berkshire Grey helps customers radically change the essential way they do business by delivering game-changing technology that combines AI and robotics to automate fulfillment, supply chain, and logistics operations. Berkshire Grey solutions are a fundamental engine of change that transform pick, pack, move, store, organize, and sort operations to deliver competitive advantage for enterprises serving today’s connected consumers. Berkshire Grey customers include Global 100 retailers and logistics service providers.

Berkshire Grey and the Berkshire Grey logo are registered trademarks of Berkshire Grey. Other trademarks referenced are the property of their respective owners.

To learn more about Berkshire Grey, visit www.berkshiregrey.com.

About Revolution Acceleration Acquisition Corp

Revolution Acceleration Acquisition Corp focuses on value creation opportunities at the forefront of rapid technological innovation and economic growth. We believe that alternatives to the traditional IPO process create a key avenue for transformative, category-defining companies to quickly and efficiently access public markets, enabling them to scale their business and create value for a broad and diverse group of investors. For more information about RAAC, please visit: www.revolutionaac.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to a multi-phase follow-on customer order and the proposed transactions between Berkshire Grey and RAAC. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding a multi-phase follow-on order, the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that not all phases of the follow-on order will be completed successfully or that the order will be cancelled by our customer as may be permitted under certain circumstances limiting the revenue that Berkshire Grey will receive; (ii) the risk that the proposed transaction with RAAC may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (iii) the risk that the proposed transaction with RAAC may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iv) the failure to satisfy the conditions to the consummation of the proposed transaction with RAAC, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (v) the inability to complete the PIPE investment in connection with the proposed transaction with RAAC, (vi) the lack of a third party valuation in determining whether or not to pursue the proposed transactions with RAAC, (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement with RAAC, (viii) the amount of redemption requests made by RAAC’s public stockholders, (ix) the effect of the announcement or pendency of the proposed transaction with RAAC on Berkshire Grey’s business relationships, operating results and business generally, (x) risks that the proposed transaction with RAAC disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (xi) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xii) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xiii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiv) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xv) potential litigation relating to the proposed transaction with RAAC that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xvi) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the proposed business combination of RAAC and Berkshire Grey (the “Business Combination”), (xvii) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xviii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xix) unexpected costs, charges or expenses resulting from the proposed transaction with RAAC, (xx) risks of downturns and a changing regulatory landscape and (xxi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RAAC’s definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) related to the Business Combination has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2021 and other documents filed by RAAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this communication. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the Business Combination referenced above. RAAC filed a Registration Statement on Form S-4 with the SEC (File No. 333-254539) (as amended, the “Registration Statement”), which was declared effective, and filed the Proxy Statement/Prospectus in connection with the Business Combination, which it mailed to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Proxy Statement/Prospectus. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the Proxy Statement/Prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC and Berkshire Grey in the Proxy Statement/Prospectus as well as RAAC’s other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Contacts

Berkshire Grey Press Contact:

Lilian Ma

Director of Corporate Communications

lilian.ma@berkshiregrey.com

Berkshire Grey Investor Relations Contact:

Cody Slach, Matt Glover

Gateway Group

BG@gatewayir.com

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